FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of January 2005

Commission File Number: ___________________



                       TTI TEAM TELECOM INTERNATIONAL LTD.

                 (Translation of registrant's name into English)

         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F_X_____           Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______________




Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______________




Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes____         No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Exhibit 10.1 of this report furnished on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 and the registrant's Registration Statements on Form S-8, and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.



                                    CONTENTS

This report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Consolidated Financial Statements of TTI Team Telecom International Ltd. as of September 30, 2004 and Management's Discussion and Analysis of Financial Condition and Results of Operations for the nine months ended September 30, 2004.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                     TTI Team Telecom International Ltd.



Date: January 24, 2005                  By:  /s/ Israel (Eli) Ofer
                                             ----------------------
                                              Israel (Eli) Ofer
                                             Chief Financial Officer

                                  EXHIBIT INDEX


Exhibit          Description
Number           of Exhibit


10.1 Consolidated Financial Statements of TTI Team Telecom International Ltd. as of September 30, 2004, and Management's Discussion and Analysis of Financial Condition and Results of Operations for the nine months ended September 30, 2004.

                                  Exhibit 10.1



            TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                            AS OF SEPTEMBER 30, 2004

                                 IN U.S. DOLLARS

                                    UNAUDITED





                                      INDEX


                                                           Page

Consolidated Balance Sheets                                2 - 3

Consolidated Statements of Operations                        4

Statements of Changes in Shareholders' Equity                5

Consolidated Statements of Cash Flows                      6 - 7

Notes to Consolidated Financial Statements                 8 - 12







                                 - - - - - - - -

                                                                                       TTI TEAM TELECOM INTERNATIONAL LTD.

                                                                                                    AND ITS SUBSIDIARIES




CONSOLIDATED BALANCE SHEETS
------------------------------------------------------------------

U.S. dollars in thousands

>






                                                                                        September 30,        December 31,
                                                                                             2004                2003

                                                                                       ----------------    ----------------
                                                                                          Unaudited           (Note 2a)
                                                                                       ----------------    ----------------
     ASSETS


                                 CURRENT ASSETS:

   Cash and cash equivalents                                                             $  5,543           $  13,901
   Short-term bank deposits                                                                 4,639               4,365
   Marketable securities                                                                   11,489              15,767
   Trade receivables (net of allowance for doubtful accounts of $ 8,020 and
   $ 8,070 at September 30, 2004 and December 31, 2003, respectively)                       5,513              10,738
   Unbilled receivables                                                                     4,748               6,590
   Other accounts receivable and prepaid expenses                                           2,272               2,728
                                                                                       ----------------     ----------------

 Total current assets                                                                      34,204              54,089
 -----
                                                                                       ----------------    ----------------

 LONG-TERM INVESTMENTS:
   Long-term bank deposits                                                                    741                973
   Investments in other company                                                               165                165
   Severance pay fund                                                                       3,827              4,075
   Long-term prepaid expenses                                                                 -                  200
   Deferred tax assets                                                                        -                1,647
   Long-term trade and unbilled receivables                                                 3,067              3,038
                                                                                       ----------------    ----------------


 Total long-term investments                                                                7,800             10,098
 -----
                                                                                       ----------------    ----------------

 PROPERTY AND EQUIPMENT, NET                                                                6,424              7,838
                                                                                       ----------------    ----------------


 OTHER INTANGIBLE ASSETS, NET                                                               1,403              4,581
                                                                                       ----------------    ----------------

 Total assets                                                                            $ 49,831          $  76,606
 -----
                                                                                       ================    ================








The accompanying notes are an integral part of the consolidated financial statements.


CONSOLIDATED BALANCE SHEETS
---------------------------------------------------------------------------------------------------------------------------

U.S. dollars in thousands, except share and per share data





                                                                                        September 30,        December 31,
                                                                                             2004                2003
                                                                                       ----------------    ----------------
                                                                                          Unaudited           (Note 2a)
                                                                                       ----------------    ----------------

     LIABILITIES AND SHAREHOLDERS' EQUITY


 CURRENT LIABILITIES:

   Trade payables                                                                       $  2,874             $  4,588
   Related parties                                                                           476                1,176
   Deferred revenues                                                                       4,867                3,591
   Other accounts payable and accrued expenses                                             4,369                6,164
                                                                                       ----------------    ----------------

 Total current liabilities                                                                12,586               15,519
 -----
                                                                                       ----------------    ----------------


 ACCRUED SEVERANCE PAY                                                                     5,021                5,298
                                                                                       ----------------    ----------------


 SHAREHOLDERS' EQUITY:
   Share capital - Authorized: 30,000,000 Ordinary shares of NIS 0.5 par value at
     September 30, 2004 and December 31, 2003; Issued and outstanding: 11,872,052
     shares at  September 30, 2004 and December 31, 2003                                   1,794               1,794
   Additional paid-in capital                                                             58,871              58,871
   Accumulated other comprehensive loss                                                    (395)                (214)
   Accumulated deficit                                                                  (28,046)              (4,662)
                                                                                       ----------------    ----------------

 Total shareholders' equity                                                              32,224               55,789
 -----
                                                                                       ----------------    ----------------

 Total liabilities and shareholders' equity                                            $ 49,831             $ 76,606
 -----
                                                                                       ================    ================








The accompanying notes are an integral part of the consolidated financial statements.


CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
------------------------------------------------------------------------------------------------------------------------------

U.S. dollars in thousands, except share and per share data





                                                                                               Nine months ended
                                                                                                 September 30,
                                                                                      -------------------------------------
                                                                                            2004                2003
                                                                                      -----------------   -----------------

 Revenues:

   Products                                                                               $ 16,333            $ 24,763
   Services                                                                                 11,612               9,137
                                                                                      -----------------   -----------------


                                                                                            27,945              33,900
                                                                                      -----------------   -----------------

 Cost of revenues:
   Products                                                                                 13,004              22,182
   Services                                                                                  7,040               4,824
   Impairment of capitalized software development costs                                      2,475               5,864
                                                                                      -----------------   -----------------


                                                                                            22,519              32,870
                                                                                      -----------------   -----------------


 Gross profit                                                                                5,426               1,030
                                                                                      -----------------   -----------------


 Operating expenses:
   Research and development, net                                                             8,596               7,344
   Selling and marketing                                                                    14,291              14,536
   General and administrative                                                                4,871               4,901
   Impairment of goodwill                                                                        -               1,052
                                                                                      -----------------   -----------------

 Total operating expenses                                                                   27,758              27,833
 -----
                                                                                      -----------------   -----------------


 Operating loss                                                                            (22,332)            (26,803)
 Financial income, net                                                                         590               2,168
                                                                                      -----------------   -----------------


 Loss before income taxes                                                                  (21,742)            (24,635)
 Income taxes (tax benefits)                                                                 1,642                (352)
                                                                                      -----------------   -----------------


 Net loss                                                                                $ (23,384)          $ (24,283)
                                                                                      =================   =================


 Basic and diluted net loss per share                                                      $ (1.97)            $  (2.05)
                                                                                      =================   =================


 Weighted average number of Ordinary shares used in computing basic and diluted
   net loss per share                                                                   11,872,052           11,872,052
                                                                                      =================   =================






The accompanying notes are an integral part of the consolidated financial statements.




STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)
-------------------------------------------------------------------------------------------------------------------------------


         U.S. dollars in thousands, except share data




                                                                         Accumulated
                                                          Additional        other                         Total          Total
                                 Number of     Share       paid-in      comprehensive    Accumulated  comprehensive  shareholders'
                                  shares      capital      capital     income (loss)*      deficit        loss          equity
                               ------------ ----------- -------------  -------------- --------------  ------------- --------------



Balance as of January 1, 2004    11,872,052   $ 1,794      $ 58,871       $ (214)         $ (4,662)                     $ 55,789

   Comprehensive loss:
     Other comprehensive loss
     - unrealized losses on                                                                             $ (181)             (181)
     available-for-sale
    marketable securities, net      -            -             -            (181)              -
   Net loss                         -            -             -              -             (23,384)    (23,384)         (23,384)

                               ----------- -----------  -------------  --------------   ------------- ------------- --------------
   Total comprehensive loss                                                                           $ (23,565)
                                                                                                      ===========

Balance as of September 30, 2004 11,872,052   $ 1,794      $ 58,871       $ (395)         $ (28,046)                    $ 32,224
                                 ===========  ==========  =============    ============     ============                ========




Balance as of January 1, 2003    11,872,052   $ 1,794      $ 58,871       $ 185           $  25,418                    $ 86,268

   Comprehensive loss:
     Other comprehensive loss
     - unrealized losses on
     available-for-sale
     marketable securities, net     -          -             -             (295)               -        $(295)             (295)
   Net loss                         -          -             -              -              (24,283)   (24,283)          (24,283)
                               ------------ ----------- ------------ ---------------    ------------ -----------    -----------
   Total comprehensive loss                                                                         $ (24,578)
                                                                                                      ==========

Balance as of September 30, 2003 11,872,052  $ 1,794       $ 58,871      $ (110)          $  1,135                     $ 61,690
                               ============ ==========  ============= ==============  ==============                 ===========










* Accumulated other comprehensive income (loss) on account of unrealized gains (losses) on available-for-sale marketable securities.



The accompanying notes are an integral part of the consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
-----------------------------------------------------------------------------------------------------------------------------

U.S. dollars in thousands





                                                                                                   Nine months ended

                                                                                                     September 30,
                                                                                            --------------------------------
                                                                                                 2004              2003
                                                                                            --------------    --------------
 Cash flows from operating activities:
--------------------------------------
   Net loss
                                                                                 $ (23,384)        $ (24,283)
   Adjustments required to reconcile net loss to net cash used in operating activities:

     Depreciation and amortization                                                               2,900             3,881
     Impairment of capitalized software development costs                                        2,475             5,864
     Impairment of goodwill                                                                          -             1,052
     Gain from sale of property and equipment                                                      (10)                -
     Realized gain on available-for-sale marketable securities                                    (237)             (543)
     Amortization of premium and accretion of accrued interest on available-for-sale
       marketable securities                                                                       106               155
     Decrease in long-term prepaid expenses                                                        200                 -
     Accrued interest on short-term and long-term bank deposits                                     22                 9
     Severance pay, net                                                                            (29)              (72)
     Deferred tax assets                                                                         1,647                 -
     Decrease (increase) in trade receivables                                                    5,225            (1,293)
     Decrease in unbilled receivables                                                            1,842             1,276
     Decrease (increase) in long-term trade and unbilled receivables                               (29)               22
     Decrease in other accounts receivable and prepaid expenses                                    456               514
     Increase (decrease) in trade payables                                                      (1,714)            1,480
     Increase (decrease) in related parties                                                       (700)              323
     Increase in deferred revenues                                                               1,276             2,230
     Decrease in other accounts payable and accrued expenses                                    (1,795)           (2,562)
                                                                                            --------------    --------------


 Net cash used in operating activities                                                         (11,749)          (11,947)
                                                                                            --------------    --------------

 Cash flows from investing activities:
 -------------------------------------

   Investment in short-term and long-term bank deposits                                           (883)           (5,361)
   Proceeds from short-term bank deposits                                                          819             1,268
   Investment in available-for-sale marketable securities                                       (1,096)          (11,610)
   Proceeds from sale of available-for-sale marketable securities                                5,324             8,765
   Purchase of property and equipment                                                             (831)             (241)
   Proceeds from sale of property and equipment                                                     58                 -
                                                                                            --------------    --------------

 Net cash provided by (used in) investing activities                                             3,391            (7,179)
                                                                                            --------------    --------------


 Decrease in cash and cash equivalents                                                          (8,358)          (19,126)
 Cash and cash equivalents at the beginning of the period                                       13,901            33,972
                                                                                            --------------    --------------


 Cash and cash equivalents at the end of the period                                           $ 5,543           $ 14,846
                                                                                            ==============    ==============




The accompanying notes are an integral part of the consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
-----------------------------------------------------------------------------------------------------------------------------

U.S. dollars in thousands





                                                                                                   Nine months ended

                                                                                                     September 30,
                                                                                            --------------------------------
                                                                                                 2004              2003
                                                                                            --------------    --------------

 Supplemental disclosure of cash flow activities:
 -----------------------------------------------

     Income taxes                                                                            $    279         $    1,229
                                                                                            ===========      ===========










The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1:-      UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

              The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended September 30, 2004 are not necessarily indicative of the results that may be expected for the year ended December 31, 2004.



              These financial statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2003 included in the Company's Annual Report on Form 20-F.



NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

              a. The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2003, are applied consistently in these financial statements.

              b.     Accounting for stock-based compensation:

                     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock option plans. According to APB No. 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award or if applicable, at a subsequent measurement date.

                     The following pro forma information presents the effect on the consolidated stock-based employee compensation expense, consolidated net loss and loss per share as if the fair value based method provided under SFAS No. 123 had been applied to all outstanding awards in each reported period:


                                                                                              Nine months ended
                                                                                                 September 30,
                                                                                             ----------------------

                                                                                                2004         2003
                                                                                             ----------  ----------
                                                                                                   Unaudited
                                                                                             ----------------------

Net loss - as reported                                                                         $(23,384)   $ (24,283)





Deduct - Total stock-based compensation expense
 determined under fair value method for all awards                                                  (60)         (56)
                                                                                             -----------     --------

Pro forma net loss                                                                            $ (23,444)    $ (24,339)
                                                                                             ===========     =========


Basic and diluted net loss per share, as reported                                             $   (1.97)    $   (2.05)
                                                                                             ===========     =========


Basic and diluted net loss per share, pro forma                                               $   (1.97)    $   (2.05)
                                                                                             ===========     =========

                     The fair value for these options was estimated at the date of grant using a Black-Scholes option valuation model with the following weighted-average assumptions for the nine months ended September 30, 2004 (no options were granted to employees in 2003): average-risk-free interest rate of 3%, dividend yield of 0%, expected volatility of the Company's Ordinary shares of 60%, and a weighted-average expected life of 2 years. Stock compensation, for pro forma purposes, is amortized on a straight line basis over the vesting period.


              c. Impact of recently issued accounting standards:

                     In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." ("SAFS 151").
                     SFAS 151 amends Accounting Research Bulletin ("ARB")
                     No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SAFS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 151 will have a material effect on its financial position or results of operations.


                     In December 2004, the FASB issued Statement of Financial Accounting Standard No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 ("SFAS 153"). The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions ("APB 29"), is based on the principle that exchanges of nonmonetary assets should be measure based on fair value of the assets exchanged.
                     APB 29 included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 153 will have a material effect on its financial position or results of operations.

                     On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), Share-Based Payment ("Statement 123R"), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation ("Statement 123"). Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statements 123 permitted, but not required, share-based payments to employees to be recognized based on their fair values while Statement 123(R) requires all share-based payments to employees to be recognized based on their fair values. Statement 123R also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new standard will be effective for the Company in the first interim period beginning after June 15, 2005. The Company expects that the adoption of Statement 123R will have a material effect on its financial position or results of operations.



NOTE 3:-      OTHER INTANGIBLE ASSETS, NET
                                                                                      September 30,        December 31,
                                                                                           2004                2003
                                                                                     ----------------    ----------------
                                                                                        Unaudited           (Note 2a)
                                                                                     ----------------    ----------------

               a. Original amounts:

                          Capitalized software development costs                       $ 11,242           $  11,242
                          Acquired technology                                             4,119               4,119
                                                                                     ----------------    ----------------


                                                                                         15,361              15,361
                                                                                     ----------------    ----------------
                       Accumulated amortization:
                          Capitalized software development costs                      **) 9,839            *) 6,661
                          Acquired technology                                             4,119            *) 4,119
                                                                                     ----------------    ----------------


                                                                                         13,958              10,780
                                                                                     ----------------    ----------------


                       Amortized cost                                                 $   1,403           $   4,581
                                                                                     ================    ================

                     *)     Including  an  impairment  charge in the amount of $ 5,864  for the year ended
                            December  31,  2003 (see b. below).
                     **)    Including an impairment  charge in the amount of $ 2,475 for the period of nine months ended  September 30, 2004 (see b. below).

              b. During 2001, the Company purchased technology from Axarte and capitalized software development costs in the amount of $ 13,361 ("the Netrac2 Technology").

                     The Netrac2 Technology was amortized from January 1, 2002, using the straight-line method over the estimated economic life of the technology, which is six years.

                     During the first quarter of 2002, the Company developed a new technology ("ServiceView Technology") in respect of which the Company capitalized software development costs in the amount of $ 2,000. On October 1, 2002, the Company began to amortize the "ServiceView Technology" using the straight-line method over the estimated economic life of the technology, which is three years. No software development costs were capitalized in 2003 and in the period of nine months ended September 30, 2004.

                     The evaluation of the net realizable value of the abovementioned capitalized software development costs that was preformed by management on September 30, 2003 and 2004, indicated that the net realizable value of the Netrac2 Technology and the ServiceView Technology exceed the unamortized capitalized costs. The evaluation was based on the estimated future gross revenues from such technologies reduced by the estimated future costs for completing and disposing each of them. On
                     September 30, 2003 and 2004, the amounts of $ 5,864 and $ 2,475, respectively, have been recorded as an impairment of capitalized software costs included in the cost of revenues.


              c. Amortization expenses for the nine month period ended September 30, 2003 and 2004 amounted to $ 1,358 and
                     $ 703, respectively.




NOTE 4:-      DEFERRED TAX ASSETS

              During the third quarter of the year 2004, the Company's management determined that it will not be able to realize its entire deferred tax asset in the future, thus a valuation allowance in the entire amount of the deferred tax asset balance of approximately $1,647 was charged to the statement of operations in the period.


NOTE 5:-      CONTINGENT LIABILITIES

a. Securities class action

                    A shareholder class action lawsuit was filed in September 2004 against the Company, Team Software Industries Ltd. and certain of the Company's executive officers.
                    The lawsuit purports to be a class action filed on behalf of persons who held the Company's shares during the period between May 15, 2001 and November 14, 2002. The complaint alleges that material misrepresentations and omissions concerning the Company's operations and performance artificially inflated the Company's stock price, causing damages to investors. Based on the Company's preliminary review of the complaint, the Company believes that the claims are without merit and intends to vigorously defend the actions. However, this class action is in a very preliminary stage, and the Company's management cannot predict the outcome of this dispute.



b. Termination of agreement:

                    On November 13, 2002, the Company received a letter of termination from a major customer, regarding an agreement signed on January 30, 2002. The customer also obtained, after a court hearing, the payment of a performance bond issued by a bank on the Company's behalf under the agreement. On January 23, 2003 the bond in the amount of approximately (pound)1 million, was paid to the customer.

                    The Company believes that this customer terminated the agreement unlawfully, and in violation of the termination provisions set out in the agreement.

                    The Company's management believes, in light of the facts surrounding its relationship with this customer, and following consultations with legal counsel, that the Company has reasonably good prospects of establishing that the customer was not entitled to terminate the agreement and by its conduct repudiated the agreement.
                    The Company cannot currently quantify the amount of damages that it would receive if it were to succeed in a lawsuit against the customer, and the Company cannot estimate the amount of damages that could be sought by the customer in a potential counterclaim. The Company is currently considering its options with respect to the best manner in which to pursue damages from this customer.



                    In 2002, the Company has recorded "trade and unbilled receivables" in the amount of $ 10,311, as due from the customer. Due to the letter of termination received from the customer, the Company has classified an amount of $ 2,855 as "long-term trade and unbilled receivables", which represents the amount whose collection is probable, in the management's opinion.

                    In 2002, an amount of $ 7,456 was expensed as an "allowance for doubtful accounts".




NOTE 6:-      EVENTS SUBSEQUENT TO BALANCE SHEET DATE

              On November 29, 2004, the Company entered into definitive agreements ("the Agreements") to obtain $ 14,600 in equity financing, through the sale of 6,636,391 shares of Series A Convertible Preferred stock in a private placement to institutional investors ("the Preferred Shares"). The Preferred Shares are convertible into 6,636,391 Ordinary shares. In addition, holders of the Preferred Shares will be granted one warrant to purchase 0.4 Ordinary shares at an exercise price of $ 2.50 per share for each Preferred Share owned. The closing of the investment took place on January 3, 2005.

              The rights of the holders of the Preferred Shares include:

              o weighted-average anti-dilution protection;

              o a preference in the event of liquidation of the Company;

              o veto rights over certain material actions by the Company; and

              o the right to nominate one member of the Company's board of directors.

              According to the Agreements the investors were granted certain registration rights. The agreements provide for liquidated damages at the rate of 2% of the aggregate amount invested for each month in which a registration statement is not declared or maintained effective with the U.S. Securities and Exchange Commission (as defined in the Agreements).
                              - - - - - - - - - - -

Management's Discussion and Analysis of Financial Condition and Results of Operations



SELECTED CONSOLIDATED FINANCIAL DATA

We derived the following selected consolidated statement of operations data set forth below for the years ended December 31, 1999, 2000, 2001, 2002 and 2003, and the selected consolidated balance sheet data as of December 31, 1999, 2000, 2001, 2002 and 2003, from our audited consolidated financial statements. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We derived the following selected consolidated statement of operations data for the nine months ended September 30, 2003 and 2004, and the selected consolidated balance sheet data as of September 30, 2003 and 2004, from our unaudited consolidated financial statements which, in our opinion, include all necessary adjustments, consisting only of normal recurring accruals that we consider necessary for a fair presentation of our results of operations and financial position for such periods and as of such dates.

The following selected consolidated financial data should be read together with our consolidated financial statements and notes to our consolidated financial statements contained herein and in our annual reports previously filed with the Securities and Exchange Commission on Form 20-F, as well as the discussion of our financial condition and results of operations under the heading "Operating and Financial Review and Prospects" included in this report and such annual reports. Our historical results are not necessarily indicative of any results to be expected in any future period.

                                                                                                    Nine Months Ended
                                                  Year Ended December 31,                             September 30,
                               ---------------------------------------------------------------    ---------------------
                                 1999          2000         2001         2002         2003          2003        2004
                               --------------------------------------------------------------     ---------------------

Statement of Income Data
   (in thousands):
Revenues:

     Products.............       $25,474      $35,191      $53,547       $47,021      $33,831      $24,763     $16,333
     Services.............         5,387        7,639        7,279        11,320       12,036        9,137      11,612
                               ----------    ---------    ---------    ----------   ----------    ---------    --------


       Total revenues.....        30,861       42,830       60,826        58,341       45,867       33,900      27,945

Cost of revenues:

     Products.............        10,783       14,743       20,774        27,398       29,619       22,182      13,004

     Services.............         2,894        3,457        3,599         5,675        6,368        4,824       7,040

     Impairment of capitalized
     software                          -            _            _             _       5,864         5,864       2,475


                               ----------    ---------    ---------    ----------   ----------    ---------    ---------


Total cost of revenues....        13,677       18,200       24,373        33,073       41,851       32,870       22,519
                               ----------    ---------    ---------    ----------   ----------    ---------    ---------


Gross profit..............        17,184       24,630       36,453        25,268        4,016        1,030        5,426
                               ----------    ---------    ---------    ----------   ----------    ---------    ---------

Operating expenses:

     Research and development,
     net..                         2,973        4,709       6,281         7,958        10,318       7,344        8,596


     Selling and marketing,
         net..............         5,971        8,454      12,206        17,725        19,465      14,536      14,291


     General and administrative    2,855        3,708      5,236          6,980         6,333       4,901       4,871



     Goodwill write-off...             -            -            -             -        1,052        1,052           -


  Allowance for doubtful
        accounts and bad debt
        write-off.........             -            -            -       7,456            177           -            -




                               ----------    ---------    ---------    ----------   ----------    ---------    ---------


Total operating expenses..        11,799       16,871       23,723        40,119       37,345       27,833       27,758
                               ----------    ---------    ---------    ----------   ----------    ---------    ---------


Operating income (loss)...         5,385        7,759       12,730      (14,851)     (33,329)     (26,803)     (22,332)

Financial income, net.....           640        2,578        2,365         3,412        2,793        2,168          589
                               ----------    ---------    ---------    ----------   ----------    ---------    ---------


Income (loss) before income
 taxes                            6,025       10,337       15,095      (11,439)     (30,536)     (24,635)     (21,743)
Income taxes..............         (358)        (683)      (1,000)           585          456        (352)        1,642
                               ----------    ---------    ---------    ----------   ----------    ---------   ---------


Net income (loss)                 $5,667       $9,654      $14,095     $(10,854)    $(30,080)     $(24,283)    $(23,385)
                               ==========    =========    =========    ==========   ==========    =========    =========





Basic net earnings (loss)          $0.61        $0.88        $1.23       $(0.92)      $(2.53)      $(2.05)      $(1.97)
per share                     ==========    =========    =========    ==========   ==========    =========    =========





 Diluted net earnings (loss)       $0.57        $0.84        $1.20       $(0.92)      $(2.53)      $(2.05)      $(1.97)
 per share                    ==========    =========    =========    ==========   ==========    =========    =========


Weighted average number of shares used in computing:



Basic net earnings (loss)
per share                          9,351       11,027       11,490        11,853       11,872       11,872       11,873
                               ==========    =========    =========    ==========   ==========    =========    =========




Diluted net earnings (loss)
per share                         10,014       11,525       11,722        11,853       11,872       11,872       11,873
                               ==========    =========    =========    ==========      ==========   =========    =========








                                                                                                      Nine Months Ended
                                                  Year Ended December 31,                                September 30,
                               ---------------------------------------------------------------    ----------------------
                                 1999          2000         2001         2002         2003          2003         2004
                               --------------------------------------------------------------     ----------------------

Balance Sheet Data
    (in thousands):

Cash and cash equivalents.       $13,646      $18,509      $36,111       $33,972      $13,901       14,846       $5,543
Short term bank deposits..             -        6,582          193         1,229        4,365        4,561        4,639
Marketable securities.....           387       24,100       18,182        12,889       15,767       15,827       11,489
Working capital...........        27,614       68,950       71,506        59,287       38,570       45,851       21,618
Total assets..............        42,612       91,420      115,597       104,465       76,606       60,892       49,831
Shareholders' equity......        33,014       78,206       94,885        86,268       55,789       61,690       32,224




OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.       Operating Results.

The following discussion of our consolidated financial condition and consolidated results of operations should be read together with our consolidated financial statements and notes to our consolidated financial statements contained herein and in our annual reports previously filed with the Securities and Exchange Commission on Form 20-F, as well as the discussion of our financial condition and results of operations under the heading "Operating and Financial Review and Prospects" included in such annual reports. This discussion contains certain forward-looking statements that involve risks, uncertainties and assumptions. As a result of many factors, including those set forth under "Risk factors" in our annual report on Form 20-F for the year ended December 31, 2003, our actual results may differ materially from those anticipated in these forward-looking statements.

Results of Operations

The following table sets forth certain items from our results of operations as a percentage of total revenues for the periods indicated:

                                                                                      Nine Months Ended
                                                                                          September 30,
                                                                                ----------------------------
                                                                                    2003            2004
                                                                                -----------      -----------

                Revenues:

                     Product...........................................              73.0%          58.4%
                     Service...........................................              27.0           41.6
                                                                                -----------      ---------

                     Total revenues....................................             100.0          100.0

               Cost of revenues:

                     Product...........................................              65.4           46.5

                     Service...........................................              14.2           25.2

                Impairment of capitalized software development costs...              17.3            8.9
                                                                                -----------      ---------


                     Total cost of revenues............................              97.0           80.6

                Gross profit...........................................               3.0           19.4
                Operating expenses:
                     Research and development, net.....................              21.7           30.8
                     Selling and marketing.............................              42.9           51.1
                     General and administrative........................              14.5           17.4
                     Goodwill write-off................................               3.1              -
                     Allowance for doubtful accounts and bad
                        debt write-off.................................                 -              -
                                                                                -----------      ---------


                     Total operating expenses..........................               82.1           99.3
                                                                                -----------      ---------


                Operating income(loss).................................             (79.1)         (79.9)

                Financial income, net...................................              6.4            2.1
                                                                                -----------      ---------


                Income (loss) before income taxes......................             (72.7)         (77.8)

                Income taxes...........................................              (1.0)           5.9
                                                                                -----------      ---------


                Net income (loss)......................................            (71.6)         (83.7)
                                                                                ===========      =========



                                                                       Nine Months Ended
                                                                         September 30,
                                                                     --------------------------
                                                                       2003            2004
                                                                     ------------     ---------

                Sales by Geographic Area:


                Israel                                                       7.4%         11.0%
                United States                                               38.2          37.2
                Europe                                                      26.0          29.4
                Australia                                                    3.7           8.6
                South America                                               10.6           8.1
                Far East                                                     8.2           2.1
                South Africa                                                 5.9           3.6
                                                                          100.0%        100.0%
                                                                     ============     =========




Comparison of Nine Months Ended September 30, 2003 and Nine Months Ended September 30, 2004

Revenues

-------------------------------- ---------------------- -------------------
                                  Nine Months Ended      % Change Nine
                                    September 30,          Months Ended
                                    -------------         September 30,
   ($ in millions)                  2003       2004        2003 vs. 2004
-------------------------------- ---------------------- -------------------

Product sales                      $24.8       $16.3          (34)%


-------------------------------- ----------- ---------- -------------------

Services                            9.1         11.6           27%


-------------------------------- ----------- ---------- -------------------

Total Revenues                      33.9        27.9          (18)%


-------------------------------- ----------- ---------- -------------------


Revenues consist primarily of product revenues, which include license fees and fees for professional services required to customize, implement and integrate our products and commissions from hardware vendors. Service revenues include primarily fees for maintenance and customer support.

The decrease in our product revenues for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003 was primarily attributable to delays in some of our customers' network roll-outs, extension of our customers' sale cycles, difficulties in obtaining new contracts and longer-lasting acceptance processes. The 34% decrease in our product revenues for the nine months ended September 30, 2004 was partially offset by a 27% increase in our service revenues in the nine months ended September 30, 2004, which were attributable to our entering into new maintenance contracts, and renewals of maintenance contracts with existing customers.



Cost of Revenues

-------------------------------- ---------------------- -------------------
                                   Nine Months Ended      % Change Nine
                                     September 30,          Months Ended
                                     -------------          September 30,
        ($ in millions)            2003        2004        2003 vs. 2004
-------------------------------- ---------------------- -------------------

Cost of product sales              $22.2       $13.0          (41)%

-------------------------------- ----------- ---------- -------------------

Cost of services                    4.8          7.0           46%

-------------------------------- ----------- ---------- -------------------
Impairment    of    capitalized     5.9          2.5          (58)%
software development costs

-------------------------------- ----------- ---------- -------------------
Total cost of revenues              32.9        22.5          (31)%

-------------------------------- ----------- ---------- -------------------


Cost of product revenues consists primarily of labor costs relating to customization, integration and installation of our products, license fees paid to third party vendors, depreciation of equipment, other allocated expenses, amortization of capitalized software and royalties paid to the Office of the Chief Scientist in each year.

Cost of service revenues consists primarily of personnel costs for providing maintenance services, fees paid to third-party providers of maintenance services and third-party software vendors, personnel costs for telephone support and maintenance and other allocated expenses.



Gross Profit

-------------------------------- ---------------------- -------------------
                                  Nine Months Ended      % Change Nine
                                   September 30,           Months Ended
                                   ----------------        September 30,
        ($ in millions)            2003       2004         2003 vs. 2004
-------------------------------- ---------------------- -------------------

Product Sales                       2.6          3.3           29%


-------------------------------- ----------- ---------- -------------------
Services                            4.3          4.6           5%


-------------------------------- ----------- ---------- -------------------

Impairmentof capitalized           (5.9)        (2.5)        (58)%
software development costs

-------------------------------- ----------- ---------- -------------------
Total gross profit                 $1.0         $5.4         427%

-------------------------------- ----------- ---------- -------------------




Gross profit as a percentage of revenues

------------------------------------ ---------------------------
                                         Nine Months Ended
                                           September 30,
------------------------------------ ---------------------------

                                        2003          2004
                                        ----          ----


------------------------------------ ------------ --------------
Product sales                           10%            20%

------------------------------------ ------------ --------------
Services                                47%            39%

----------------------------------- ------------ --------------
Total gross profit                       3%            19%

------------------------------------ ------------ --------------


Total gross profit increased to $5.4 million for the nine months ended September 30, 2004 from $1.0 million for the nine months ended September 30, 2003. The increase in gross profit results from the decrease in product sales of 34%, while the cost of product sales decreased by 41%, and the increase in service revenues by 27% while the cost of services increased by 46%. These elements, together with the impairment of capitalized software development costs resulted in a 427% increase in gross profit. The disproportionate decrease in cost of product sales is the result of our restructuring activities. The disproportionate increase in the cost of services is the result of more extensive requirements of our customers relating to such services, and the different mixture of types of services rendered.


Operating Expenses

------------------------------------ -------------------- -------------------
                                      Nine Months Ended      % Change Nine
                                      September 30,            Months Ended
                                      ----------------         September 30,
           ($ in millions)                                     2003 vs. 2004
                                    --------- ---------- -------------------
                                       2003      2004

------------------------------------ --------- ---------- -------------------
Research and development, net          $7.3       $8.6           17%


------------------------------------ --------- ---------- -------------------
Selling and marketing                  14.5       14.3           (2)%


------------------------------------ --------- ---------- -------------------
Allowance for doubtful accounts         -          -              -


------------------------------------ --------- ---------- -------------------
Impairment of good-will                1.1         -            (100%)


------------------------------------ --------- ---------- -------------------
General and administrative             4.9        4.9            (1)%

------------------------------------ --------- ---------- -------------------
Total operating expenses               27.8      27.8             0%
------------------------------------ --------- ---------- -------------------




Research and Development Expenses, Net. Gross research and development expenses consist primarily of compensation and related costs of employees engaged in ongoing research and development activities, subcontractors and other related costs.



-------------------------------------------------------
                                Nine Months Ended
                                   September 30,
                                ------------------
($ in millions)

-------------------------------------------------------
                                 2003         2004
-------------------------------------------------------
Total cost                       $7.4         $8.7

                           ------------ -----------
Less grant participations         0.1          0.1

-------------------------------------------------------
Less - capitalization of
software development cost          -            -


-------------------------------------------------------
Research and development, net     7.3          8.6

-------------------------------------------------------


Gross research and development expenditures increased 17% to $8.7 million in the nine months ended September 30, 2004, from $7.4 million in the nine months ended September 30, 2003. This increase was primarily due to improving infrastructure of our products and adding functionality to our products. In each of such periods, gross research and development expenditures were offset by $0.1 million in grants recognized.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of compensation for sales and marketing personnel, as well as promotion of contract administration, traveling and entertainment expenses. Selling and marketing expense were 51.1% of total revenues in the nine months ended September 30, 2004, compared to 42.9% of total revenues in the nine months ended September 30, 2003. This increase was primarily due to a decision to maintain the selling and marketing infrastructure on a lower amount of revenues to maintain our market presence, and to allow more aggressive marketing of our products in order to gain more orders in the future.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation for finance, human resources, general management, networks and information systems, personnel, as well as insurance, consultancy services expenses, and other expenses. General and administrative expenses were $4.9 million in the nine months ended September 30, 2003 and remained the same in the nine months ended
September 30, 2004. The reason for no decrease in general and administrative expenses, even though our revenues decreased, was primarily due to our decision to maintain the critical mass necessary to manage and support our global business.

Financial Income, Net. Financial income consists primarily of interest derived from cash and cash equivalents, short-term investments and foreign currency translation adjustments, off-set by impairment of marketable securities, if any. Our financial income decreased to $ 0.6 million for the nine months ended September 30, 2004, from $2.2 million for the nine months ended September 30, 2003.

The decrease in the financial income was primarily due to the decrease in our liquid assets during the nine months ended September 30, 2004, including liquid assets invested in Euros.

Allowance for doubtful accounts and bad debt write off. Allowance for doubtful accounts was in the aggregate amount of $177,000 during the nine months ended September 30, 2003, which represented unpaid sums under an agreement with a customer that was terminated. There was no allowance for doubtful accounts during the nine months ended September 30, 2004.

Quarterly Results of Operations

The following tables set forth certain unaudited quarterly financial data for each of the quarters ended March 31, June 30 and September 30, 2004, and this data is expressed as a percentage of total revenues for each quarter. The data have been prepared on a consistent basis with our unaudited consolidated financial statements included elsewhere herein and include all necessary adjustments, consisting only of normal recurring accruals that we consider necessary for a fair presentation of our results of operations for such quarters. The operating results for any quarter are not necessarily indicative of results for any future period.


                                                                Quarters Ended

                                               March 31,           June 30,           Sept. 30,
                                            ----------------- ------------------ -----------------
                                                  2004              2004               2004
                                            ----------------- ------------------ -----------------

Revenues:

         Products                                8,147              4,654             3,532

         Services                                3,292              4,612             3,708
                                            ----------------- ------------------ -----------------


            Total revenues                      11,439              9,266             7,240

 Cost of revenues:
         Products                                6,121              3,735             3,148

         Services                                1,777              2,687             2,576
Impairment of capitalized software
development costs                                  -                  -               2,475

                                            ----------------- ------------------ -----------------


 Total cost of revenues                          7,898              6,422             8,199
                                            ----------------- ------------------ -----------------


Gross profit                                     3,541              2,844             (959)

Operating expenses:

          Research and development, net          3,180              2,819             2,597

          Selling and marketing                  4,551              4,984             4,756

          General and administrative             1,565              1,686             1,620

Goodwill write-off  provision for doubtful
accounts                                           -                  -                 -

Allowance for doubtful accounts and bad
 debt write-off                                    -                  -                 -
                                            ----------------- ------------------ -----------------

Total operating expenses                         9,296              9,489             8,973

Operating Income (loss)                         (5,755)            (6,645)           (9,932)

Financial income, net                              200                146               243
                                            ----------------- ------------------ -----------------


Income (loss) before income taxes               (5,555)            (6,499)           (9,689)

Income taxes                                       (24)                34             1,584
                                            ----------------- ------------------ -----------------


Net income (loss)                               (5,579)            (6,533)           (11,273)
                                                -------            -------           --------

Basic (loss) net earnings per share              (0.47)            (0.55)             (0.95)
                                                 ------            ------             ------

Diluted net earnings (loss) per share            (0.47)            (0.55)             (0.95)
                                            ================= ================== =================




                                                                   Quarters Ended

                                                 Mar. 31,          June 30,          Sept. 30,
                                            ----------------- ------------------ -----------------
                                                  2004              2004               2004
                                            ----------------- ------------------ -----------------

Revenues:

         Products                                71.2%              50.2%             48.8%

         Services                                 28.8              49.8               51.2

            Total revenues                       100.0              100.0             100.0

ost of revenues:

         Products                                 53.5              40.3               43.5

         Services                                 15.5              29.0               35.6

Impairment of capitalized software
development costs                                  -                  -                34.2

Total cost of revenues                            69.0              69.3              113.2


Gross profit                                      31.0              30.7              (13.2)

Operating expenses:

          Research and development, net           27.8              30.4               35.9

          Selling and marketing                   39.8              53.8               65.7

          General and administrative              13.7              18.2               22.4

Goodwill write-off  provision for doubtful
accounts                                           -                  -                 -
                                            ----------------- ------------------ -----------------

Allowance for doubtful accounts and bad
debt write-off                                     -                  -                 -

Total operating expenses                          81.3              102.4             123.9

Operating Income (loss)                          (50.3)            (71.7)            (137.2)

Financial income, net                              1.7               1.6                3.4
                                            ----------------- ------------------ -----------------


Income (loss) before                             (48.6)            (70.1)            (133.8)
income taxes
Income taxes                                       0.2               0.4               21.9
                                            ----------------- ------------------ -----------------


Net income (loss)                                (48.8)            (70.5)            (155.7)
                                            ================= ================== =================




B.       Liquidity and Capital Resources

We had cash and cash equivalents, marketable securities and long-term bank deposits of $22.4 million as of September 30, 2004, compared to $35.9 million as of September 30, 2003.

Our operating activities used cash of $11.7 million in the nine months ended September 30, 2004, compared to $11.9 million in the nine months ended September 30, 2003. We had no cash provided from financing activities in the nine months ended September 30, 2004 or 2003.

Our capital expenditures were $0.8 million for the nine months ended September 30, 2004, compared to $0.2 million for the nine months ended September
30, 2003. Our capital investments for improvements of leased premises were $1,800 for the nine months ended September 30, 2004, compared to $9,200 for the nine months ended September 30, 2003. We did not capitalize any amount invested for development in the nine months ended September 30, 2004 or 2003.

We do not have any off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements. We may be subject to concentrations of credit risk from financial instruments, consisting principally of cash and cash equivalents, short-term bank deposits, trade and unbilled receivables and investments in marketable securities. We invest our cash and cash equivalents and marketable securities in US$ deposits with major Israeli and U.S. banks.
We believe that the financial institutions that hold our investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments.

In January 2005, we issued 6,636,389 Series A Convertible Preferred Shares to investors in a private placement transaction, at a price per share of $2.20, for an aggregate investment of approximately $14.6 million. We also issued to the investors in the private placement transaction warrants to purchase the number of ordinary shares equal to 40% of the number of Series A Preferred Shares purchased by them, exercisable for a period of six years, at an exercise price per share of $2.50.

Management believes our cash and cash equivalents reserve, including the proceeds from the above mentioned private placement, as well as cash flow from our operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the twelve months ending September 30, 2005. However, if we carry out acquisitions of other companies or new technologies by paying cash, there may be a need to raise additional capital by issuing debt or equity during the year.